UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 5)

ANORMED, INC.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

035910108
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 19th Floor New York, NY 10021 (212) 521-2418
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1of 8 Pages

SCHEDULE 13D

CUSIP No. 035910108	Page 2 of 9 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,411,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,411,500
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,411,500
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 8 Pages

SCHEDULE 13D

CUSIP No. 035910108	Page 3 of 9 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 9,411,500
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 9,411,500
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,411,500
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 8 Pages

This Amendment No. 5 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to amend and supplement the statement on Schedule 13D previously filed by them, as heretofore amended. Except as amended and supplemented hereby, that statement remains in full force and effect.

Item 4.  Purpose of Transaction.

On February 20, 2006 the Company issued a press release entitled “Anormed Responds to Shareholder’s SEC Filing” which made certain statements regarding the statement on Schedule 13D previously filed by the Reporting Persons. On February 23, 2006 Dr. Felix Baker sent a letter to David Scott, Chairman of the Board of the Company, responding to certain statements in the press release. A copy of Dr. Baker’s letter to Mr. Scott is attached as Exhibit 2 to this Amendment No. 5.

Item 7.   Material To Be Filed as Exhibits.

Exhibit 1  Agreement regarding the joint filing of this statement.

Exhibit 2  Letter dated February 23, 2006 from Felix Baker to David Scott.

Page 4 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2006

/s/ Julian C. Baker	/s/ Felix J. Baker

Name: Julian C. Baker	Name: Felix J. Baker

Page 5 of 8 Pages

EXHIBIT 1

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the Common Stock, no par value, of Anormed Inc. is being filed with the Securities and Exchange Commission on behalf of each of them.

February 23, 2006

/s/ Julian C. Baker	/s/ Felix J. Baker

Name: Julian C. Baker	Name: Felix J. Baker

Page 6 of 8 Pages

EXHIBIT 2

February 23, 2006

BAKER BROTHERS INVESTMENTS
David Scott
Chairman of the Board
AnorMED Inc.
200-20353 64th Avenue
Langley, BC V2Y 1N5

Dear David:

I am writing to you in response to the press release issued by AnorMED Inc. on February 20, 2006. As AnorMED’s largest shareholder, we are deeply concerned by the misleading statements in the press release regarding the attempts to date by Baker Brothers Investments Funds to come to an agreement with the Special Committee of AnorMED on proposed and needed changes to the Company’s Board. We are concerned that the release may not have been appropriate under applicable Canadian securities laws governing proxy solicitations. By issuing this release as a corporate release on behalf of AnorMED, Inc. the Special Committee has again exceeded the boundaries of its mandate.

Our primary concern, as shareholders, is that the Board as currently constituted will fail to make decisions that will result in maximum value being realized for all shareholders of AnorMED.

Given the contents of the press release, I believe that it is critically important that I clarify in this letter the reason for the Baker Fund's initial approach to you and Mike Abrams regarding the reconstitution of AnorMED's Board.

Current shareholders have no reason to take comfort in the statement in the press release that “the willingness of the Company to replace and/or add new directors is consistent with AnorMED’s past practice.” In fact, AnorMED’s past practice is not consistent with making significant changes to the Board. If “the Company’s goal has always been to recruit independent Directors, as necessary, that bring relevant business and industry experience and who will act in the best interests of all AnorMED shareholders”, as the press release states, then the current Board has failed the Company miserably in that goal.

Your press release states that "the Chairman of AnorMED as well as other members of the Special Committee and management have been actively meeting and talking to [Dr. Baker] in a concerted effort to come to an agreement on a group of directors that is satisfactory to all”. This is a clear exaggeration of any efforts you or the Special Committee have made.

The fact is that this discussion started with the compromise proposal the Baker Funds made to you and Mike Abrams on January 5 which would lead to the replacement of only four of the current AnorMED directors. In that proposal, only one of the five new directors we would recommend would be a representative of the Baker Funds. The other four would all be directors who are fully independent of the Baker Funds and AnorMED management. We reiterated this proposal to you on January 13, 2006. After almost two months, we have yet to receive a response to that proposal.

The press release further claims that "…to date Mr. Baker has been unwilling to consent to the consideration of a Board that is fully independent of himself and the shareholders he represents". This is completely false. In no instance have you or any member of the Special Committee asked us to consider a proposal that precludes our continued representation on the Board. If you meant to suggest by this statement that Baker Brothers Investments is unwilling to consider a Board that is independent from Baker Brothers Investments, this is also clearly false. Both the initial proposal we made to you on January 5, 2006 and the slate we have proposed for election at the upcoming shareholders meeting would result in a Board that is independent from Baker Brothers Investments and the shareholders we represent.
The press release also asserts that the Baker Funds have not been responsive to the proposal you made to us on February 8, 2006 regarding the reconstitution of the Board. In so doing, it fails to inform AnorMED's shareholders that the Baker Funds responded to your proposal within 48 hours of its receipt. We responded that we could not consider your proposal without first understanding whether any of the independent director nominees the Baker Funds had previously suggested for a new slate of directors would be “mutually acceptable”.

Since first informing the Special Committee and Mike Abrams of our proposed slate on January 20, 2006, the Baker Funds have been persistently and patiently attempting to elicit your response to what inadequacies, if any, can be found in any of the Board nominees we have proposed. Neither you nor any other member of the Special Committee has responded to this very simple and straightforward question. You may call our belief that you are unwilling to find a consensual solution “ridiculous”, but your claim that you are making a “concerted effort” to resolve our differences suggests the opposite since you remain unwilling to discuss the merits of any of the independent candidates we have proposed.

AnorMED's public mischaracterization of what has actually transpired between the Baker Funds and AnorMED only heightens our concern that the Special Committee's true agenda is the entrenchment of the current Board. This is compounded by the fact that the Special Committee (comprised of all members of the Board other than Mike Abrams and me) has embarked on a frolic by, first, adopting a Shareholder Rights Plan that just six months earlier was not put before shareholders for renewal based on management’s conclusion that there was insufficient shareholder support for such a plan and, second, exploring strategic "alternatives" in response to our requisition. While the Special Committee may make attempts at this point to modestly evolve the current Board’s composition, we remain confident that shareholders will recognize these attempts as a smokescreen set to create the illusion that the current Board is open to change -- when all the facts to date indicate otherwise.

Contrary to your public assertions, we remain entirely committed to finding a mutually acceptable solution that results in a meaningful change to the current composition of the Board and its transformation into a Board comprised of individuals in whom shareholders can reasonably have confidence.

Page 7 of 8 Pages

As you know, Baker Bros. Advisors manages over US$1 billion in assets for major university endowments, foundations, and families.  The Baker Funds, which are managed by Baker Bros. Advisors and commonly referred to as Baker Brothers Investments, are long-term investment funds that focus on publicly traded life sciences companies.  In each investment we seek to help companies optimize strategic and financial decision-making in order to maximize long-term value for all shareholders.  We have the same intentions for AnorMED.

Yours,

Felix Baker
Managing Partner
Baker Brothers Investments

Page 8 of 8 Pages